Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

October 29, 2024

Item 3 News Release

The press release attached as Schedule “A” was released on October 29, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9 Date of Report

October 29, 2024.

Schedule “A”

Bitfarms Nominates Andrew J. Chang for Election to the Board of Directors
- Company to Hold Virtual Special Meeting of Shareholders on November 20, 2024 -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (October 29, 2024) - Bitfarms Ltd. (NASDAQ/TSX: BITF) (“Bitfarms” or the “Company”), a global leader in vertically integrated Bitcoin data center operations, today announced that it has nominated Andrew J. Chang for election to its Board of Directors (the “Board”) at the Special Meeting of shareholders to be held on November 20, 2024 at 4:00p.m. Eastern Time (the “Special Meeting”).

Bitfarms Special Meeting of Shareholders

Pursuant to the Settlement Agreement between the Company and Riot Platforms, Inc. dated September 23, 2024, at the Special Meeting, shareholders will be asked to approve an expansion of the Board from five members to six members, to elect an independent director nominated by the Board to serve as the sixth member of the Board, to ratify the Company’s shareholder rights plan adopted on July 24, 2024, and to conduct such other business as may properly come before the Special Meeting.

Shareholders and guests can access the virtual meeting using this link. Additional information regarding the Special Meeting, including how to vote, is available via the proxy materials disseminated to shareholders by Bitfarms and as filed on SEDAR+ at http://www.sedarplus.ca and on EDGAR at http://www.sec.gov/EDGAR.

Nomination of Andrew J. Chang to Bitfarms Board of Directors

Bitfarms’ Governance and Nominating Committee conducted a thorough director search process and held interviews with several qualified candidates, and, along with the Board, unanimously supports the nomination of Andrew J. Chang for election at the Special Meeting.

Mr. Chang is a 20-year veteran of the technology industry with experience as an investor, operating executive, entrepreneur, and advisor. He was a founding partner of Liberty City Ventures, a leading venture capital fund. Mr. Chang also served as Chief Operating Officer of Paxos, a blockchain infrastructure platform that has powered solutions for PayPal, Stripe, and more. At Paxos, he helped grow the team from 8 to 190 employees and launched the first regulated blockchain focused trust company and the first regulated stablecoin in the U.S. During that time, Paxos raised $500M in capital and its most recent valuation is $2.4 billion.

Before joining Paxos, Andrew served as a Lead Strategic Partner Development Manager at Google, working in business development for display ad products. Prior to that, he was the Chief Operating Officer of ConditionOne and an associate at TechStars (New York). He also has experience managing innovation in research, analytics and digital media at WPP PLC-owned Kantar Video and at 360i, a digital marketing agency.

Andrew earned his MBA from New York University’s Leonard N. Stern School of Business, where he was President of the student body, and a BS from Boston College.

Brian Howlett, Independent Chairman of the Board, said, “The Bitfarms Board is committed to strong corporate governance and recognizes that a diverse set of skills is required to effectively oversee the execution of the Company’s strategic initiatives. Andrew is an impressive technology industry veteran whose experience and knowledge is highly complementary to that of our current Board. We believe he will be instrumental as we execute our aggressive growth plan, and we look forward to leveraging his expertise to maximize value for Bitfarms shareholders.”

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global vertically integrated Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated data centers with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding holding the Special Meeting and the timing thereof, and the matters to be put before the Company’s shareholders at the Special Meeting are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine Bitcoin is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; and the power purchase agreements and economics thereof may not be as advantageous as expected. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and six months ended June 30, 2024 filed on August 8, 2024. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms undertakes no obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contact:

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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